Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, New Jersey 07647 U.S.A
201-767-1910
201-767-9644 fax
bfoote@ppgrpinc.com
www.ppgrpinc.com

September 4, 2007

Mr. Eric Atallah

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:  File No. 0-11668 - Response to your Comments on Photonic Products Group, Inc. Form 10-K for the year ended December 31, 2006

Dear Mr. Atallah:

I have provided our response to the comments contained in your letter of August 10, 2007.  The format that I have followed is to re-state each of your comments and follow with our response to each.

As requested, we close this letter with a Company statement acknowledging responsibility for its filings.

A.  Review Comments and Response

Item 7.  Management Discussion and Analysis of Financial Condition and Results of Operation, page 12.

Cost of Goods Sold and Gross Profit Margin, page 15

1.              (Comment)  We see that your gross margin increased from 67% to 72% of sales in 2006.  Please tell us and revise future filings to describe and quantify the specific factors responsible for the significant change in gross margin (as a percentage of sales) in 2006.

Response:  As clarification, our Cost of Goods Sold as a percentage of Sales fell from 72.2% in 2005 to 67.4% in 2006, or as stated in terms of Gross Profit Margin, improved from 27.8% of sales in 2005 to 32.6% of sales in 2006.  In dollar terms, the Cost of Goods Sold in 2006 was down $579,000 or 5.8% from $9,956,000 in 2005.

Improved profitability along with higher sales and production levels in all centers of operation contributed to the increase in gross profit margin and the corresponding decrease in cost of goods sold.  Overall manufacturing wages and salaries were down by approximately 5% in 2006 compared to 2005 levels along with corresponding fringe benefit costs which fell by approximately $40,000 from 2005, in line with the lower related salary and wage levels.  In addition, higher sales levels in both Northvale and Florida which were up $137,000 or 1% on a consolidated basis in 2006, over 2005, resulted in a positive contribution to higher gross margins of approximately 1.5% of the overall gross margin improvement.

As we discussed in the MD&A, in our December 31, 2006 10-K, on page 15, the Company continues to generate improvements in manufacturing efficiencies with respect to the integration of both the 2003 Laser Optics acquisition within the Northvale operation and the MRC Optics acquisition in 2004.  In our discussion, we explain that we had “productivity increases within operations.”  By “productivity”, we mean “labor productivity”, i.e. less labor for the same output.  In the future, we will be more explicit when describing factors relating to “productivity increases”.

In addition, manufacturing expenses in 2006 were down $51,000 or 2.7% from 2005 levels and were another positive factor in lower cost of sales and higher gross profit margins.

In summary, lower cost of goods sold with correspondingly higher gross profit margins in 2006 compared with 2005 resulted from a combination of improved labor productivity, increased economies of scale and reduced manufacturing expenses.

We will ensure that future filings provide a more detailed quantification and description of  the specific factors that contribute to significant changes in our Cost of Goods Sold and gross margin from prior periods.

Item 9A.  Controls and Procedures, page 19

Disclosure Control and Procedures, page 19

2.              (Comment) We note that your management carried out an evaluation of your disclosure controls and procedures as of the end of the period covered by your annual report, yet we do not see a conclusion as to whether your disclosure controls and procedures were effective as of December 31, 2006.  Please revise this section to disclose whether or not your controls and procedures were effective as of the end of period covered by the report.  Refer to Item 307 of Regulation S-K.

Response:  Our conclusion was inadvertently omitted from the final sentence of the first paragraph of this section.  The final sentence of the revised paragraph one (1) should read as follows:

“Based on our evaluation of internal controls, we have concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.”

We will ensure that all future filings comply with the requirement of Item 307 of Regulation S-K to provide managements’ conclusion with respect to the effectiveness of internal controls as of the end of the period covered by our reports.

Note 1 — Nature of Business and Summary of Significant Accounting Policies, page 40

Inventories, page 40

3.              (Comment) We note your disclosure that you record a reserve for slow moving inventory as a charge against earnings.  Additionally we note from your disclosures on page 55 that you credited $61,000 and $185,000 to expense during the years ended December 31, 2005 and 2004, respectively.  Please address the following:

•                 Describe the method you use to determine the inventory reserve and related write-downs.  Tell us how your inventory valuation policy complies with the guidance set forth in SAB Topic 5-BB.

Response:  All inventory items are specifically identifiable by inventory part number or work order number.  Our policy is to establish a reserve for slow moving, obsolete or impaired inventory by specific item and by category based on aging criteria for each item.  A reserve is established for all items having no movement for more than a year, and where there is additional evidence to support a conclusion that the inventory item’s disposal in the ordinary course of business will be less than its recorded cost.   The objective of our policy is to reflect a reduction of inventory value to the lower of cost or market, in compliance with the guidance set forth in SAB Topic 5-BB and to record a related charge against earnings in the same period.  The aging process by category provides management with a methodology to estimate the market value of inventory where no external arms-length market pricing evidence is available on an item by item basis.

In addition, we consider the cost of inventory, net of reserves, at the close of each fiscal period to be the cost for subsequent accounting periods except for circumstances where an additional reserve is required.  Inventory is not marked-up in subsequent periods, where there are changes in the underlying facts and circumstances that were considered in establishing the initial reserve.   The sale, disposal or actual write-off of impaired inventory from the inventory system is accounted for at its cost, net of reserves and the inventory value and reserve value of the impaired inventory is reduced, accordingly.

•                 Reconcile the amounts disclosed on your inventory obsolescence reserve on page 55 to the amounts disclosed in your statements of cash flows on page 39.

Response:  Please see reconciliation of inventory obsolescence reserve amounts to cash flow statement on page 39 on Appendix A.

•                 If material, revise MD&A in future filings to quantify the effect of sales of impaired inventory on your gross margins.

Response:  We have noted your comments and will ensure that we include a quantification of the effect of any sales of impaired inventory on our gross margins, if material, in all future filings.

•                 Refer to your Schedule II on page 55.  It appears that you are presenting activity in the reserve account on a net basis.  Please advise us.  As you have chosen to include this information on Schedule II, revise your Schedule I to report gross additions and gross deductions separately, as required by Rule 12-09 of Regulation S-X.

Response: We have attached a revised Schedule II to provide the required disclosure to report gross additions and gross deductions separately, as required by Rule 12-09 of Regulation S-X.  As discussed above, our reserve calculation is based on specific items but calculated in total for each major of four major categories of inventory.

As shown on Schedule II (revised), the inventory reserve increased by $103,000 in 2006 and $372,000 in 2004.

In 2005, the Company’s inventory reserve was reduced by the value of recoverable D20 (deuterium or “heavy water”) contained in spent KD*P solution used in the growth of a type of synthetic crystal net of all costs of disposal.  The spent solution included several different chemicals which had no recoverable value and for which the costs had been included in the original reserve.  The spent solution was sent to a newly identified outside vendor who had available technology for re-processing the solution and which resulted in the conversion of the spent solution into a lesser volume of virgin D20 in a useable form.  In order to reflect the disposal of the spent solution, the book value was reduced by the same amount as the reserve reduction.    In addition, there was a reduction of approximately $19,000 in non-crystal growth related reserves due to utilization of previously reserved inventory in production.  The Company also estimated an additional reserve to reflect the write-down to estimated market value for certain optical components.

We understand that the inclusion of Inventory Reserves on Schedule II is voluntary and not required under Rule 12-09 of Regulation S-X.  It is our intention to discontinue the inclusion of this item as part of Schedule II in future filings.

Fixed Assets, page 40

4.              (Comment) We note that you amortize leasehold improvements over the lesser of 10 years or the remaining term of the lease including optional renewal periods.  Please tell us why you believe it is appropriate to include renewal periods in your amortization period for leasehold improvements.  Tell us and revise future filings to disclose how you determined that the renewal periods meet the “reasonably assured” criteria of SFAS 13.  For reference also see the lease guidance set forth in Donald T. Nicolaisen’s letter, dated February 7, 2005 available on our website at http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm.

Response:  The Company has historically negotiated lease agreements for our manufacturing facilities with relatively long fixed non-cancelable terms along with optional renewal periods, with the intent and belief that the renewal of the lease under the option is reasonably assured.  At the inception of the lease we determine the “lease term” as the fixed non-cancelable term of the lease plus all periods covered by options for renewal since our decision to enter into or renew a lease implicitly includes a determination of the suitability and cost of location over the full term of the lease and renewal period.  We have determined that our existing lease agreements meet the criteria for classification as operating leases in accordance with SFAS 13.

Our policy with respect to the amortization of leasehold improvements is to amortize costs over the lesser of (a) the life of the leasehold improvement (b) 10 years, or (c) the remaining term of the lease including optional renewal periods.  This includes leasehold improvements purchased throughout the term of the lease as well as any leasehold improvements at the inception of the lease.   Our approach corresponds to the guidance in Mr. Donald T. Nicolaisen’s letter dated February 7, 2005 which outlines the SEC staff’s view that “amortizing leasehold improvements over a term that includes assumption of lease renewals is appropriate only when the renewals have been determined to be “reasonably assured,” as that term is contemplated by SFAS 13.

With reference to SFAS 13, our determination that the inclusion of optional renewal periods in the lease term is appropriate is based on the fact that failure to renew the lease imposes an economic penalty on the Company in such an amount that renewal appears to be “reasonably assured” at the lease inception date.  We consider such factors as (i) the high costs associated with the physical  relocation of our offices, manufacturing facility and equipment,  (ii) the economic risks associated with business interruption and potential customer loss during relocation and transition to new premises (iii) the significant costs of leasehold improvements at any new location to custom fit our specific manufacturing requirements and, (iv)  the economic loss associated with abandonment of existing leasehold improvements or other assets whose value would be impaired by our vacating the facility.  All these factors constitute a significant economic penalty that would be imposed on the Company which provides reasonable assurance, at the lease inception date, that the lease option renewal will be exercised.

Note 5 — Subordinated Convertible Promissory Notes, page 47

5.              (Comment) We note that you have issued several convertible promissory notes.  Please tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the debt conversion features for your convertible notes represent embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.  If you determined that the conversion feature does not require accounting under SFAS 133, please tell us how you have considered the guidance in EITF-98-5 and EITF00-27 with respect to any beneficial conversion features.

Response:  The terms of our Subordinated Convertible Notes stipulate that the debt holder can elect to convert all or a portion of the debt to an equivalent number of equity units per dollar value of principal with each unit representing one share and a warrant to purchase three-quarters of a common share at $1.35 per share.   The conversion price was above market price both at the time the notes were issued and the proceeds were received by the Company and, subsequently, at the time the conversion price details were agreed upon.

We believe that according to the guidance provided in SFAS 133 and EITF Issue 00-19, the conversion features for our subordinated convertible notes do not represent an embedded derivative feature that should be accounted separately from the debt host, at fair value based on the reasons outlined below.

Under SFAS 133, the conversion option that is included as part of our convertible note contract does not meet all three of the criteria under SFAS 133, paragraph 12.  In particular, it fails the test of 12 (c) which states “A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement” Specifically, the embedded derivative fails to meet the requirements of paragraph 6 (c).  The contract does not require or permit net settlement, it cannot be readily settled net by a means outside the contract, nor does it provide for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Further, with respect to net settlement, as defined in SFAS 133 paragraph 9, our convertible notes fail all three criteria including the failure to deliver an asset that is readily convertible to cash.  SFAS 133 Footnote 5 references FASB Concepts Statement No. 5 which defines that assets that are readily convertible to cash “have (i) interchangeable (fungible) units AND (ii) quoted prices available on active markets that can rapidly absorb the quantity held by the entity without significantly affecting the price.

Our common shares are not exchange- traded but traded OTC and historically not actively traded. The large number of shares that would be potentially issued if the conversion option is exercised would not be readily sold and would result in significant dilution of the common shares.  In addition, the sale of such a large block of shares in an open market transaction would likely require a significant discount from the current quoted price.   Therefore, we have concluded that the debt conversion features for our convertible notes do not represent embedded derivatives that would be treated separately from the debt host and accounted for at fair value under SFAS 133.

We have considered EITF Issue No. 98-5 and EITF Issue No. 00-27 and do not believe that our Convertible Preferred Notes fall within the application of these abstracts.  The conversion rate established for the conversion of debt to equity at the debt-holders option is the fair value of the common stock based on (a) the price at which common stock is first issued for cash after the date of the Note to an unrelated third party investor or (b) the price mutually agreed to by the Issuer and Holder as its then fair market value if no such issuance has occurred within 12 months of the date of the Note.

Note 13 — Shareholders’ Equity, page 52

Preferred Stock, page 52

6.              (Comment)  We note your disclosure that during the years ended 2006, 2005 and 2004 you issued 134,000 common shares on your preferred stock.  Please reconcile this to your statement of shareholders’ equity which indicates you only issued 39,200 common shares as a dividend on preferred stock in 2005.

Response:  Under the terms of our Series A and Series B Preference shares, each April 1 the holder of any outstanding preferred shares is entitled to receive a dividend payable in shares of the Company’s common stock.  The total number of common shares payable to Series A and Series B Preference shareholders were 134,000 for 2004, 2005, 2006.  The amount of the preferred stock dividend shown on the Company’s Consolidated Statements of Operations is determined based on number of common shares issued and the closing price of the Company’s common stock at the dividend distribution date.  The preferred stock dividends were $ 234,500, $134,000 and $164,820 for 2006, 2005 and 2004, respectively.

In 2005, 134,000 shares of common stock were payable to holders of our preferred stock, however, certificates for only 39,200 shares were issued due to an administrative mix-up.  Certificates for the remaining shares were issued in early 2006, when the oversight was noted.  The actual number of common shares for which share certificates were issued in 2005 (39,200) were reported on the Statement of Shareholders’ Equity along with the related dollar amounts of these shares as an addition to the common stock account and capital in excess of par value.  The full dividend amount of $134,000 was also reported on the Consolidated Statement of Shareholders Equity as a charge against retained earnings.  The total number of shares outstanding as of December 31, 2005, as reported, reflected only 39,200 shares as issued.

The net difference of $94,812 related to the total of the 94,800 “un-issued” shares were reclassified from shareholders’ equity to a liability account “common stock payable” on the Balance Sheet and the 94,800 shares were not included in the total of 7,433,634 Common Shares outstanding as of March 25, 2006 on the cover page of our 2005 10-K.

In May 2006, share certificates for 94,800 common shares were issued, the Company recorded these shares and the related dollar amount as part of the total issuance of common stock payable disclosed on the Consolidated of Shareholders’ Equity.  The liability for common stock outstanding was reclassified to shareholders’ equity on the balance sheet.  This transaction was effective for and reported as part of our June 30, 2006 10-Q.

Form 8-K filed July 16, 2007

Exhibit 99.1

7.              (Comment) We note your presentation of the non-GAAP measure, EBITDA (before stock compensation expense).  Please revise future filings to provide all the disclosures required by Item 10(e)((1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: We have noted your comments, reviewed the references provided and understand the requirements for disclosures related to non-GAAP items presented in our filings.   We will ensure to revise future filings to provide the necessary disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Thank you for bringing this item and the related guidance to our attention.

B.  Company Statement

In connection with our response to the comments received from the Securities and Exchange Commission in your letter of August 10, 2007 regarding Form 10-K for the fiscal year ended December 31, 2006  and Form 8-K filed July 16, 2007, Photonic Products Group, Inc.  (the Company) hereby acknowledges the following:

a.              The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

b.             Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

c.              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have additional questions or comments to our filing.

Yours truly,

/s/ WILLIAM J. FOOTE

William J. Foote

CFO & Secretary

Photonic Products Group,  Inc.

181 LeGrand Ave

Northvale, NJ 07647

tel:  201-767-1910

fax:  201-767-9644

email:  bfoote@inrad.com

Schedule II —Valuation and Qualifying Accounts (Revised)

PHOTONIC PRODUCTS GROUP, INC.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Cost and Expenses	Acquired Balance	Deductions	Balance at End of Period
Allowance for Doubtful Accounts
Year ended December 31, 2006	$15,000	—	—	—	$15,000
Year ended December 31, 2005	$40,000			$25,000	$15,000
Year Ended December 31, 2004	$40,000	—	—	—	$40,000

Reserve for Inventory Obsolescence
Year ended December 31, 2006	$718,000	$103,000	—	—	$821,000
Year ended December 31, 2005	$972,000	$38,000	—	292,000	$718,000
Year ended December 31, 2004	$600,000	$372,000	—	—	$972,000

Appendix A

PHOTONIC PRODUCTS GROUP, INC.

Reconciliation of Amounts on Schedule II to Cash Flow Statement, page 39 as reported in December 31, 2006 10-K

($000’s)

	Year Ended December 31,
	2006	2005	2004	2003
Total Gross Inventory (before reserve)(1)	$3,157	$3,142	$3,451	$2,819
Inventory Reserve(2)	(821)	(718)	(972)	(600)
Inventory, net of reserve	$2,336	$2,424	$2,479	$2,219

(1) (Increase) decrease in Gross Inventory as Reported on Cash Flow, page 39

2006 ($3,157-3,142)	$(15)
2005 ($3,142-3,451)		$309
2004 (see Note A below)			$486

(2) Increase (Decrease) in Inventory Reserve as Reported on Cash Flow, page 39

2006 ($821-718)	$103
2005 ($718-972)		$(254)
2004 ($972-600)			$372

Note A — calculation of change in 2004 inventory from 2003:

Gross Inventory -12/31/2004				$3,451
Less: Inventory from MRC acquisition				146
Adjusted Gross Inventory — 12/31/2004				$3,305
Gross Inventory — 12/31/2003				2,819

Increase in Inventory in 2004				$486